 Exhibit 99.1

News Release

B2Gold Corp. Reports Continued Strong Gold Production for Q1 2021;
Quarterly Total Gold Production of 220,644 oz, 9% Above Budget;
On Track to Meet Annual Guidance of 970,000 to 1,030,000 oz of Total Gold Production

Vancouver, April 15, 2021 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce its gold production and gold revenue for the first quarter of 2021. All dollar figures are in United States dollars unless otherwise indicated.

2021 First Quarter Highlights

•	Total gold production of 220,644 ounces (including 15,001 ounces of attributable production from Calibre Mining Corp. (“Calibre”)), 9% (18,542 ounces) above budget, and consolidated gold production of 205,643 ounces from the Company’s three operating mines, 9% (17,291 ounces) above budget
•	Consolidated gold revenue was $362 million on sales of 202,330 ounces at an average price of $1,791 per ounce
•	No Lost-Time-Injury (“LTI”) incidents at the Company’s operating mines in the first quarter of 2021, extending the number of days without an LTI to 437 days for Fekola, 866 days for Masbate and 154 days for Otjikoto as at March 31, 2021
•	Following the successful completion of the Fekola mill expansion to 7.5 million tonnes per annum (“Mtpa”) in September 2020, Fekola’s mill throughput was a quarterly record of 2.07 million tonnes in the first quarter of 2021, 9% above budget and 19% higher than the first quarter of 2020
•	For full-year 2021, B2Gold remains well positioned for continued strong operational and financial performance with total gold production guidance of between 970,000 - 1,030,000 ounces (including 50,000 – 60,000 attributable ounces projected from Calibre) with total consolidated forecast cash operating costs of between $500 - $540 per ounce (see “Non-IFRS Measures”) and total consolidated all-in sustaining costs (“AISC”) (see “Non-IFRS Measures”) of between $870 - $910 per ounce
•	Based on current assumptions, including a gold price of $1,800 per ounce, the Company expects to generate cashflows from operating activities of approximately $630 million for the full-year 2021
•	Selected as the recipient of five additional mining industry awards in the Philippines and Mali

The Company continues to address the COVID-19 pandemic and minimize its potential impact at B2Gold's operations. B2Gold places the safety and well-being of its workforce and all stakeholders as its highest priority and continues to encourage input from all its stakeholders as the COVID-19 situation evolves. The Company continues to implement measures and precautionary steps to manage and respond to the risks associated with COVID-19 to ensure the safety of B2Gold's employees, contractors, suppliers and surrounding communities where the Company works while continuing to operate. The Company is continually updating these plans and response measures based on the safety and well-being of its workforce, the severity of the pandemic in areas where it operates, global response measures, government restrictions and extensive community consultation. The Company is working closely with national and local authorities, including labour unions, and continues to closely monitor each site's situation, including public and employee sentiment to ensure that stakeholders are in alignment with continued safe operation of its mines.

Gold Production

Total consolidated gold production in the first quarter of 2021 was 220,644 ounces (including 15,001 ounces of attributable production from Calibre), above budget by 9% (18,542 ounces), with solid performances from the Company’s three operating mines which all exceeded their budgeted production for the quarter. The Fekola Mine in Mali continued its strong operational performance through the first quarter of 2021, producing 125,088 ounces of gold, 7% (8,088 ounces) above budget, as the Fekola processing facilities continued to outperform. Following the successful completion of the Fekola mill expansion to 7.5 Mtpa (an increase of 1.5 Mtpa from an assumed base rate of 6 Mtpa) in September 2020, mill throughput was a quarterly record of 2.07 million tonnes in the first quarter of 2021, 9% above budget and 19% higher than the first quarter of 2020. The Masbate Mine in the Philippines also had a strong start to the year with first quarter gold production of 57,513 ounces, well-above budget by 14% (6,852 ounces). The Otjikoto Mine in Namibia performed well during the first quarter of 2021, producing 23,042 ounces of gold, 11% (2,351 ounces) above budget, with processed tonnes, grade and recoveries all slightly better than budget. As expected, compared to the first quarter of 2020, total consolidated gold production was lower by 17% (44,218 ounces), due to planned significant waste stripping campaigns at both the Fekola and Otjikoto mines, scheduled for the first half of 2021 (for Phase 5 and Phase 6 of the Fekola Pit, and Phase 3 of the Wolfshag and Otjikoto pits). Gold production is expected to significantly increase in the second half of 2021, when mining at Fekola reaches the higher-grade zones of the Fekola Pit and mining at Otjikoto reaches the higher-grade zone at the base of the Wolfshag Pit.

The Company was recently selected as the recipient of five mining industry awards in the Philippines and Mali, including:

-	In the Philippines, the two companies that comprise the Masbate Gold Project, Filminera Resources Corporation and Phil. Gold Processing & Refining Corp., received four awards in the recently-concluded 2020 Presidential Mineral Industry Environmental Awards (“PMIEA”), in the “Best Mining Forest and Safest Mine” categories. The PMIEAs are given to mining companies that exhibit best practices in safety and health management, environmental protection and community development.
-	In Mali, a subsidiary of the Company, B2Gold Mali SARL, was recognized by Le Baromètre, a citizen watch organization that monitors the performance of public and private sector organizations, as Mali’s “Best Mining Company of 2020”.

For full-year 2021, the Company’s total gold production is forecast to be between 970,000 - 1,030,000 ounces (including 50,000 - 60,000 attributable ounces projected from Calibre), with total consolidated cash operating costs forecast to be between $500 - $540 per ounce and total consolidated AISC forecast to be between $870 - $910 per ounce. The Company’s 2021 production guidance does not include the potential upside to increase Fekola’s gold production in 2021 from the nearby Cardinal resource and processing capacity currently being investigated.

For full-year 2021, the Company’s consolidated gold production from its three operating mines is expected to be significantly weighted to the second half of 2021 due to planned significant waste stripping at both the Fekola and Otjikoto mines in the first half of 2021. For the first half of 2021, consolidated gold production is expected to be between 365,000 – 385,000 ounces, which is expected to increase significantly to between 555,000 – 585,000 ounces during the second half of 2021 when mining reaches the higher grade portion of Phase 5 of the Fekola Pit and Phase 3 of the Wolfshag Pit. Based mainly on the weighting of production and timing of stripping, consolidated cash operating costs are expected to be between $620 - $660 per ounce in the first half of 2021, before significantly improving to between $380 - $420 per ounce during the second half of 2021. In addition, consolidated AISC are expected to be between $1,040 - $1,080 per ounce in the first half of 2021, before significantly improving to between $745 - $785 per ounce during the second half of 2021.

Gold Revenue

For the first quarter of 2021, consolidated gold revenue was $362 million on sales of 202,330 ounces at an average price of $1,791 per ounce, compared to $380 million on sales of 239,500 ounces at an average price of $1,588 per ounce in the first quarter of 2020. The decrease in gold revenue of 5% ($18 million) was 16% attributable to the decrease in gold ounces sold (mainly due to the lower gold production), partially offset by an 11% impact from the increase in the average realized gold price.

Operations

Mine-by-mine gold production in the first quarter of 2021 (including the Company’s estimated 33% share of Calibre’s production) was as follows:

Mine	Q1 2021 Gold Production (ounces)	First-Half 2021 Forecast Gold Production (ounces)	Second-Half 2021 Forecast Gold Production (ounces)	Full-year 2021 Forecast Gold Production (ounces)
Fekola	125,088	220,000 - 230,000	310,000 - 330,000	530,000 - 560,000
Masbate	57,513	100,000 - 105,000	100,000 - 105,000	200,000 - 210,000
Otjikoto	23,042	45,000 - 50,000	145,000 - 150,000	190,000 - 200,000
B2Gold Consolidated (1)	205,643	365,000 – 385,000	555,000 – 585,000	920,000 – 970,000

Equity interest in Calibre (2)	15,001	25,000 - 30,000	25,000 - 30,000	50,000 - 60,000

Total	220,644	390,000 – 415,000	580,000 – 615,000	970,000 – 1,030,000

(1)	“B2Gold Consolidated” - gold production is presented on a 100% basis, as B2Gold fully consolidates the results of its Fekola, Masbate and Otjikoto mines in its consolidated financial statements (even though it does not own 100% of these operations).
(2)	“Equity interest in Calibre” - represents the Company’s approximate 33% indirect share of the operations of Calibre’s El Limon and La Libertad mines. B2Gold applies the equity method of accounting for its 33% ownership interest in Calibre.

Fekola Gold Mine - Mali

The Fekola Mine in Mali continued its strong operational performance through the first quarter of 2021, producing 125,088 ounces of gold, 7% (8,088 ounces) above budget, as the Fekola processing facilities continued to outperform. Following the successful completion of the Fekola mill expansion to 7.5 Mtpa (an increase of 1.5 Mtpa from an assumed base rate of 6 Mtpa) in September 2020, mill throughput was a quarterly record of 2.07 million tonnes in the first quarter of 2021, which was 9% above budget and 19% higher than the first quarter of 2020. Fekola’s higher-than-budgeted mill throughput was mainly due to favourable ore fragmentation and hardness, and optimization of the grinding circuit. As expected, compared to the first quarter of 2020, gold production was lower by 24% (38,923 ounces), as a result of the planned significant waste stripping and lower mined ore grades, as Phases 5 and 6 of the Fekola Pit are developed during the first half of 2021. Mined ore tonnage and grade continue to reconcile well with the Fekola resource model, and ore production is expected to significantly increase in the second half of 2021 when mining reaches the higher-grade zones of the Fekola Pit. As at March 31, 2021, the Fekola Mine had achieved 437 days without a LTI.

For the first quarter of 2021, mill feed grade was 1.99 grams per tonne (“g/t”) compared to budget of 2.03 g/t and 3.11 g/t in the first quarter of 2020; mill throughput was 2.07 million tonnes compared to budget of 1.91 million tonnes and 1.75 million tonnes in the first quarter of 2020; and gold recovery averaged 94.4% compared to budget of 94.0% and 93.8% in the first quarter of 2020. Processed grade was lower compared to the first quarter of 2020, mainly as a result of the focus on higher mill feed grade and the stockpiling strategy used during the mill expansion activities in the first quarter of 2020, in addition to the aforementioned lower mined ore grades in the first quarter of 2021as Phases 5 and 6 of the Fekola Pit are developed.

The Fekola mill has the potential to run above the expanded annualized throughput rate of 7.5 Mtpa and analysis is currently underway to determine the optimum throughput rate. For 2021 budgeting purposes, the Company has assumed a throughput rate of 7.75 Mtpa. Mill processing trials conducted in the fourth quarter of 2020 demonstrate the potential to optimize the grind-throughput capacity of the expanded facility and increase hard-rock throughput, and support the addition of saprolite ore tonnage in excess of the hard-rock capacity. Based on positive results to date, Fekola’s annualized throughput rate is expected to continue to remain above 8.0 Mtpa.

Production planning for the nearby Cardinal resource, located within 500 metres of the current Fekola resource pit, is currently underway (the initial Inferred Mineral Resource estimate for Cardinal is 640,000 ounces of gold in 13.0 million tonnes of ore at 1.54 g/t gold). Grade control drilling at Cardinal has been completed, and preparations for a bulk sample are underway with sampling expected to begin in the second quarter of 2021. An Environmental and Social Impact Assessment has been completed and submitted to the Malian authorities. Approval of the addition of Cardinal to the Fekola environmental permit is expected shortly and following this, an application will be made to add mining at Cardinal to the Fekola Mine plan.

For full-year 2021, the Fekola Mine is expected to produce between 530,000 - 560,000 ounces of gold at cash operating costs of between $405 - $445 per ounce and AISC of between $745 - $785 per ounce. Additional mining from Cardinal and processing capacity are currently being investigated (as discussed above), with the potential to increase Fekola’s budgeted 2021 and longer-term gold production.

As a result of the planned waste stripping and lower mined ore grades in the first half of 2021, as Phase 5 and 6 of the Fekola Pit are developed, production is expected to be significantly weighted to the second half of 2021 (when mining reaches the higher grade portion of Phase 5 of the Fekola Pit). For the first half of 2021, Fekola’s gold production is expected to be between 220,000 – 230,000 ounces, which is expected to increase significantly to between 310,000 – 330,000 ounces during the second half of 2021. Based mainly on the weighting of production and timing of waste stripping, Fekola’s cash operating costs are expected to be between $530 - $570 per ounce in the first half of 2021, before significantly improving to between $315 - $355 per ounce during the second half of 2021. In addition, Fekola’s AISC are expected to be between $850 - $890 per ounce in the first half of 2021, before significantly improving to between $670 - $710 per ounce during the second half of 2021.

Fekola Solar Plant

Following the temporary suspension of solar plant construction activities in April 2020 due to COVID-19 restrictions, site activities recommenced on October 2, 2020, and construction progress is now approximately 95% complete. On January 5, 2021, a fire in the solar storage yard destroyed approximately 25% of the solar panels for the project. Replacement panels have been sourced and are scheduled to arrive on site by mid-May 2021. Approximately 25% of the solar field came online on January 28, 2021 and solar production reached 75% of full installed capacity by the end of March 2021 when the plant was turned over to the Fekola operations team. Solar power production with only 75% installed capacity has exceeded daily baseline targets for the full project, with several days of fuel cost savings of over $32,000 versus a goal of $25,000 per day, and replacement of up to 20% of the total daily power versus a baseline goal of 18%.

The schedule for installation of the remaining 25% is contingent on the delivery of the replacement panels, but full construction completion is now projected by the end of the second quarter of 2021. The Company does not anticipate any significant impact on Fekola’s 2021 budgeted cash operating costs as a result of the delay in completion of the solar plant. The existing heavy fuel oil (“HFO”) and diesel power plant have an installed capacity of 64 megawatts while Fekola's expanded mill facilities require only approximately 40 megawatts for continuous operations. The solar plant is therefore not a necessary component to sustain the higher process plant production rate but is expected to reduce Fekola's operating costs and emissions by decreasing power plant fuel consumption and maintenance costs. When the plant is fully commissioned, it is expected to reduce HFO consumption by over 13 million litres per year and lower carbon dioxide emissions by an estimated 39,000 tonnes per year.

Masbate Gold Mine – the Philippines

The Masbate Mine in the Philippines also had a strong start to the year with first quarter gold production of 57,513 ounces, well-above budget by 14% (6,852 ounces). Gold production improved against budget mainly due to higher-than-budgeted mill recoveries (10% above budget) and included processed ore from two main sources. In the first quarter of 2021, recoveries relating to mill feed sourced from high-grade sulfide ore mined from Main Vein Pit Phases 4 and 5 in the quarter were 8% above budget, while recoveries relating to processed low-grade stockpile tonnage, originally mined from the Colorado Pit, were 7% above budget. In addition, oxide ore processed during the quarter was 4% higher-than-budget which also contributed to the higher recoveries. Compared to the first quarter of 2020, gold production in the first quarter of 2021 was higher by 28% (12,641 ounces), mainly due to higher mined ore grades in the quarter, as a result of mining through a higher-grade zone of the Main Vein Pit. The Masbate Mine continued its remarkable safety performance, extending the number of days without an LTI to 866 days as at March 31, 2021.

For the first quarter of 2021, mill feed grade was 1.10 g/t compared to budget of 1.06 g/t and 0.90 g/t in the first quarter of 2020; mill throughput was 1.95 million tonnes compared to budget of 1.95 million tonnes and 1.87 million tonnes in the first quarter of 2020; and gold recovery averaged 83.6% compared to budget of 75.7% and 83.2% in the first quarter of 2020.

For full-year 2021, the Masbate Mine is expected to produce between 200,000 - 210,000 ounces of gold at cash operating costs of between $650 - $690 per ounce and AISC of between $955 - $995 per ounce. Masbate’s gold production is scheduled to be relatively consistent throughout 2021.

Otjikoto Gold Mine - Namibia

The Otjikoto Mine in Namibia performed well during the first quarter of 2021, producing 23,042 ounces of gold, 11% (2,351 ounces) above budget, with processed tonnes, grade and recoveries all slightly better than budget. As expected, compared to the first quarter of 2020, gold production was significantly lower by 45% (18,707 ounces), as processed ore is primarily being sourced from existing stockpiles while significant waste stripping operations continue at both the Wolfshag and Otjikoto pits. Mined ore tonnage and grade continue to reconcile well with Otjikoto’s resource model, and ore production is forecast to significantly increase in the second half of 2021 when mining reaches the higher-grade zone at the base of the Wolfshag Pit. The Otjikoto Mine has a remarkable safety record, with no LTI’s for the period from March 27, 2018 until October 29, 2020, when an LTI for a fractured ankle occurred. As at March 31, 2021, the Otjikoto Mine had achieved 154 days without an LTI.

For the first quarter of 2021, mill feed grade was 0.82 g/t compared to budget of 0.79 g/t and 1.54 g/t in the first quarter of 2020; mill throughput was 0.89 million tonnes compared to budget of 0.84 million tonnes and 0.86 million tonnes in the first quarter of 2020; and gold recovery averaged 97.6% compared to budget of 97.3% and 98.4% in the first quarter of 2020.

Development of the Wolfshag underground mine continues to progress on schedule. In the fourth quarter of 2020, development of the portal was completed, and development of the primary underground ramp commenced. Development continued during the first quarter of 2021, and stope ore production is expected to commence in early 2022, in-line with original estimates. The initial underground Mineral Reserve estimate for the down-plunge extension of the Wolfshag orebody included 210,000 ounces of gold in 1.2 million tonnes of ore at 5.57 g/t gold.

For full-year 2021, the Otjikoto Mine in Namibia is expected to produce between 190,000 - 200,000 ounces of gold, as high-grade ore is scheduled to be sourced from Phase 3 of the Wolfshag Pit in the second half of 2021. Otjikoto’s cash operating costs are forecast to be between $480 - $520 per ounce and AISC to be between $830 - $870 per ounce.

Approximately 70% of the gold produced in 2021 is expected to be mined from Phase 3 of the Wolfshag Pit, with material ore production starting early in the third quarter of 2021 following the waste stripping campaign. As a result of the timing of this high-grade ore mining, Otjikoto’s production is expected to be significantly weighted to the second half of 2021. For the first half of 2021, Otjikoto’s gold production is expected to be between 45,000 – 50,000 ounces, before increasing significantly to between 145,000 – 150,000 ounces during the second half of 2021. Based mainly on the weighting of the planned production and timing of higher waste stripping, Otjikoto’s cash operating costs are expected to be between $940 - $980 per ounce in the first half of 2021, before significantly improving to between $330 - $370 per ounce during the second half of 2021. In addition, Otjikoto’s AISC are expected to be between $1,600 - $1,640 per ounce in the first half of 2021, before significantly improving to between $580 - $620 per ounce during the second half of 2021. In the first quarter of 2021, gold production at Otjikoto was forecast to be lower and costs forecast to be higher than the second quarter of 2021, due to the significant amount of waste stripping and lower stockpile grades processed early in the year.

Otjikoto’s higher 2021 gold production level of between 190,000 – 200,000 ounces is expected to continue through to 2024, with production from Wolfshag underground expected to commence in early 2022 to supplement ore from the Otjikoto Pit as well as existing medium and low-grade stockpiles for approximately three years based on current estimates.

Outlook

The Company is pleased with its first quarter 2021 production results as outlined in this news release. Based on a strong first quarter, the Company is on track to meet its annual gold production guidance for 2021 of between 970,000 - 1,030,000 ounces (including 50,000 - 60,000 attributable ounces projected from Calibre) with total consolidated cash operating costs of between $500 - $540 per ounce and total consolidated AISC of between $870 - $910 per ounce.

First Quarter 2021 Financial Results - Conference Call Details

B2Gold will release its first quarter 2021 financial results after the North American markets close on Tuesday, May 4, 2021.

B2Gold executives will host a conference call to discuss the results on Wednesday, May 5, 2021, at 10:00 am PST/1:00 pm EST. You may access the call by dialing the operator at +1 (778)-371-9827 / +1 (647)-427-7450 (Vancouver/Toronto) or toll free at +1 (888)-231-8191 prior to the scheduled start time or you may listen to the call via webcast by clicking: https://www.webcaster4.com/Webcast/Page/1493/40852. A playback version will be available for two weeks after the call at +1 (416)-849-0833 (local or international) or toll free at +1 (855)-859-2056  (passcode 5695701).

About B2Gold Corp.

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines and numerous exploration and development projects in various countries including Mali and Colombia. B2Gold continues to forecast total consolidated gold production of between 970,000 and 1,030,000 ounces in 2021.

Qualified Persons

Bill Lytle, Senior Vice President of Operations, a qualified person under NI 43-101, has approved the the scientific and technical information related to operations matters contained in this news release.

On Behalf of B2GOLD CORP.

“Clive T. Johnson”

President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 30, 2021 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; the impact of the COVID-19 pandemic on B2Gold's operations, including any restrictions or suspensions with respect to our operations and the effect of any such restrictions or suspensions on our financial and operational results; the ability of the Company to successfully maintain our operations if they are temporarily suspended, and to restart or ramp-up these operations efficiently and economically, the impact of COVID-19 on the Company's workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: B2Gold generating operating cashflows of approximately $630 million in 2021; remaining well positioned for continued strong operational and financial performance for 2021; projected gold production, cash operating costs and AISC on a consolidated and mine by mine basis in 2021, including production being weighted heavily to the second half of 2021; total consolidated gold production of between 970,000 and 1,030,000 ounces in 2021 with cash operating costs of between $500 and $540 per ounce and AISC of between $870 and $910 per ounce; the Fekola mill being expected to run at an annualized throughput rate of 8.0 Mtpa; the anticipated cost, timing and results for the addition of a solar plant to the Fekola Mine, including the completion of construction by the end of the third quarter of 2021, contingent on receiving replacements for the damaged components the Cardinal zone bulk sampling expected to begin in the second quarter of 2021 and being added to the Fekola environmental and mining permits; the development of the Wolfshag underground mine at Otjikoto, including the results of such development and the costs and timing thereof; stope ore production at the Wolfshag underground mine at Otjikoto commencing in early 2022; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; the availability of the RCF for future drawdowns; and B2Gold's attributable share at El Limon and La Libertad. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Colombia and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.